UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.       )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)    [   ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Nihon Densan Coparu Kabushiki Kaisha
(Name of Subject Company)
Nidec Copal Corporation
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Corporation)
Nidec Corporation
(Name of Person(s) Furnishing Form)
Common Share
(Title of Class of Subject Securities)
Not applicable
(CUSIP Number of Class of Securities (if applicable))
Tomohiko Hatori Nidec Copal Corporation 2-18-10 Shimura, Itabashi-ku, Tokyo 174-8550, Japan +81-3-3965-1111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Not applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number

1.	English translation of Notice Concerning a Share Exchange Agreement to Make Nidec Copal Corporation a Wholly Owned Subsidiary of Nidec Corporation, dated as of April 23, 2013.
2.	English translation of Notice of the 77th Annual General Meeting of Shareholders of Nidec Copal Corporation, dated as of June 4, 2013.

Item 2. Informational Legends

The required legends have been included in prominent portions of the Exhibits 1 to 2 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Nidec Corporation is submitting to the Securities and Exchange Commission concurrently with the furnishing of this Form CB a Form F-X executed by it and its agent for service of process.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIDEC CORPORATION

Dated: June 4, 2013	/s/ Shigenobu Nagamori
	Name:	Shigenobu Nagamori
	Title:	Chairman of the Board, President and Chief Executive Officer

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